Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

February 6, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Attention: Andrew Schoeffler

Re: Edgemont Resources Corp.
Registration Statement on Form SB-2
Filed December 22, 2005
File No. 333-130586

____________________________________________________________________

We write on behalf of Edgemont Resources Corp. in response to Staff’s letter of January 17, 2005 by Jennifer Hardy, Legal Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “Amended SB-2”). We enclose with this letter a copy of the Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form SB-2

General

1.	It appears you are a blank check company as defined in Rule 419 of Regulation C in view of the following:

•	you are a development stage company that issues penny stock;

•	you have no operations, no assets except for cash, and no employees;

•	you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and

•	your registration statement contains very general disclosure related to the nature of your business plan.

If true, please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In addition, please disclose any current plans, arrangements, commitments, or understandings to engage in a merger or acquisition with another company.

In response to this comment, the Company discloses on a supplemental basis that they are not a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. The Company does have a specific business plan and plan of operation, which is to proceed with the exploration of the Johnson mineral claims to determine whether there are commercially exploitable reserves of copper, lead/zinc, gold, silver or other metals. The Company commenced the field work phase of its initial exploration program in December 2005. The Company has sufficient financing to complete the first and second year of its exploration program. For this reason, the Company has not commenced any efforts to obtain additional financing and is able to execute its business plan for the next two years. In the event the Company’s board of directors, in consultation with an independent consulting geologist, chooses to complete the third year mineral exploration program in the summer of 2008, the Company will require additional financing at that time. The fact that the Company is small, has no revenues, has no assets except cash, will require financing to complete the execution of its business plan, and has only one full-time employee is not relevant criteria to determine whether the registrant is a blank check company. The Company exists for the purpose of pursuing the business plan set forth in the registration statement. The Company’s management believes that by being a reporting company, they have a better opportunity to obtain the financing required to complete their plan of operations. It is not the intention of the Company nor have they indicated anywhere in the registration statement that the Company’s plan is to engage in a merger or acquisition with an unidentified company or companies. As a result, the Company respectfully submits that it is inaccurate to describe the Company as a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933.

2.	Please disclose the name, address and telephone number of your transfer agent.

In response to this comment, the Company disclosed the name, address and telephone number of its transfer agent in the “Description of Securities” section under the subheading “Transfer Agent.”

Cover Page of Registration Statement

3.	Please revise to disclose your primary standard industrial classification code as required by Form SB-2.

In response to this comment, the Company disclosed its primary standard industrial classification code on the cover page of the registration statement.

Summary, page 4

4.	Please disclose up front after you disclose that you are in the business of mineral exploration that you own rights to explore property on which no minerals have yet been discovered.

In response to this comment, the Company disclosed in the first sentence of the summary that it is in the business of mineral exploration and owns the rights to explore property on which no minerals have yet been discovered.

5.
We note the disclosure in the first paragraph on page 6. Please clearly disclose that you have been issued a going concern opinion. In addition, please discuss the estimated costs to implement your business plan.

In response to this comment, the Company revised its disclosure in this section and throughout the registration statement to reflect that the Company was not issued a going concern opinion by its independent public accountant.

6.	Please disclose that you do not own the property that is covered by your mineral claims.

In response to this comment, the Company disclosed that it does not have any ownership interest in the property that is covered by the Johnson mineral claims.

Risk Factors, page 7

7.
We note the disclosure on page 20 regarding short selling. Please add risk factor disclosure regarding the risks associated with short selling, including the effect that short selling could have on the market price of your common stock.

In response to this comment, the Company added a risk factor on page 15 disclosing the risks associated with short selling including that short selling could increase the volatility of the Company’s stock price if its shares were ever to be traded publicly.

8.	We note the disclosure on page 24. Please add risk factor disclosure regarding the fact that you do not intend to pay dividends in the foreseeable future.

In response to this comment, the Company added a risk factor on page 16 disclosing that it does not intend to pay dividends in the foreseeable future.

9.	Please add risk factor disclosure regarding the fact that you have been issued a going concern opinion.

In response to this comment, the Company did not include the requested risk factor because it was not issued a going concern opinion

10.	Please add a risk factor that addresses the fact that:

•	the probability of an individual prospect ever having “reserves” (i.e., being commercially viable) is extremely remote;

•	in all probability your properties do not contain any reserves; and

•	any funds spent on exploration will probably not be recovered.

In response to this comment, the Company added a risk factor on page 9 addressing the issues set forth in the comment above.

11.	Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, please include a risk factor that discloses the following:

•	management lacks technical training and experience with exploring for, starting, and/or operating a mine;

•	with no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry;

•	their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and

•	consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

In response to this comment, the Company added a risk factor on page 11 disclosing management’s lack of technical training and/or experience in mineral exploration.

12.
Please add risk factor disclosure regarding the difficulty U.S. investors would face in effecting service of process against your company. The risk factor should address the risk U.S. investors face in:

•	effecting service of process within the United States on you or any of your non-U.S. resident executive officers or directors named in your registration statement;

•
enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian courts against you or any of your non-U.S. resident executive officers or directors named in your registration statement; and

•
bringing an action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors named in your registration statement.

In response to this comment, the Company added a risk factor on page 11 disclosing the difficulties U.S. investors would face in effective service of process against the Company.

13.
Please add a risk factor that addresses the risk associated with the fact that your articles of incorporation authorize the issuance of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock, that these shares may be issued without stockholder approval and that these shares when issued may be granted rights that differ from and may be superior to those of the registered shares.

In response to this comment, the Company added a risk factor on page 15 disclosing the risk that the articles of incorporation authorize the board of directors to issue shares of preferred stock with superior rights to the shares of common stock being registered.

14.	Risk factors one, two and six appear to discuss similar risks. Please revise to consolidate these risk factors, as appropriate.

In response to this comment, the Company deleted risk factors two and six and consolidated theses similar risks into the first risk factor.

Because we will need additional financing to fund..., page 8

15.	Please quantify this risk by disclosing the estimated amount of funding you will need to fully implement your business plan.

In response to this comment, the Company quantified in the first risk factor the anticipated amount of funding that it would need to complete the entire exploration program through 2009.

Because of the unique difficulties and uncertainties..., page 9

16.	The disclosure in this risk factor is too vague. Please be advised that an investor may not be familiar with your business and should be able to understand the risk based solely on your disclosure. Please revise accordingly.

In response to this comment, the Company added disclosure to this risk factor to provide examples of the difficulties and uncertainties commonly associated with mineral exploration.

Because our president, Mr. William Iversen owns 70.36%..., page 10

17.
Please disclose the actual risk to investors, namely that Mr. Iversen may prevent or frustrate attempts to effect a transaction or series of transactions that is in the best interests of your minority stockholders.

In response to this comment, the Company added disclosure that “Mr. Iversen may prevent or frustrate attempts to effect a transaction or series of transactions that is in the best interest of minority shareholders.”

New legislation, including the Sarbanes-Oxley Act of 2002..., page 13

18.	Please quantify the risks discussed in this risk factor.

In response to this comment, the Company revised this risk factor to state with more specificity that new legislation may make it more difficult for the Company to retain or attract officers and directors. The Company further disclosed that was unable to quantify this risk because the impact of new legislation on the Company is presently unknown.

Use of Proceeds, page 15

19.	Please disclose and quantify how you used or intend to use the proceeds you received from the sales of your securities to the selling stockholders.

In response to this comment, the Company discloses on a supplemental basis that it has utilized proceeds received from the sales of its securities to all stockholders at the present time as follows:

Type of Expense	Amount
Payments for Administrative Services	$ 7,361
Transfer Agent Fees	$ 970
Filing and incorporation fees	$ 900
Legal and Accounting Fees	$18,392
Payment of personal fees to Mr. von Einsiedel	$ 2,112
Payments to consulting geologist	$ 1,356
Exploration expenses	$ 8,560

The Company’s anticipated use of the remaining proceeds is disclosed in the summary table included in the plan of operations in response to comment 41.

Item 504 of Regulation S-B requires the Company to disclose how the net proceeds of the current offering will be used, indicating the amount to be used for each purpose and the priority of each purpose, if all of the securities are not sold. The Company will not receive any proceeds from the sale of the common stock offered through the prospectus by the selling shareholders. The Company did not include the disclosure regarding its use of proceeds and intended use of the remaining proceeds from prior issuances of securities in the Amended SB-2 because it believes that this disclosure will be misleading and confusing to investors. The Company believes that inclusion of this information could result in investors mistakenly believing that the Company will receive proceeds from the sale of securities by the selling shareholders.

Selling Shareholders, page 15

20.
Please note that the shares being offered by your selling stockholders are subject to Rule 419 of Regulation C. In addition, please disclose whether any of your selling stockholders have been affiliated with a blank check offering in the past, if applicable.

In response to this comment, the Company refers the Commission to its response to comment number 1 where it discloses that it is not subject to Rule 419 of Regulation C because it is not a blank check company. The Company discloses on a supplemental basis that it not aware that any of the selling shareholders have been affiliated with a blank check offering.

21.
Please explain the statement in the paragraph above the table that the "numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in the prospectus or purchases additional shares..." The number of shares owned by each selling stockholder prior to the offering should be disclosed in your prospectus. Please advise or revise to delete this statement.

In response to this comment, the Company deleted the statement set forth in the comment above because it was confusing. The number of shares owned by each selling shareholder prior to the offering is disclosed in the selling shareholder table.

22.	Please describe any relationship between Mr. Iverson and any of the selling stockholders.

In response to this comment, the Company described the relationship between the selling stockholders and Mr. Iverson, if any, in the attached supplemental disclosure.

Plan of Distribution, page 20

23.
Please disclose whether you or anyone acting on your behalf will request or encourage any broker-dealer to act as a market-maker for your company's securities. If so, you should discuss whether there have been any preliminary discussions or understandings with any market maker. In addition, please summarize these discussions and identify the participants involved.

involved.

In response to this comment, the Company disclosed that it intended to contact an authorized Over-The-Counter Bulletin Board market-maker for sponsorship of its securities on the Over-The-Counter Bulletin Board. The Company also stated that neither it nor anyone acting on its behalf has requested or encouraged any broker-dealer to act as a market-maker for the Company’s securities.

24.
We note that the selling stockholders may engage in short selling. Please advise us as to whether any of the selling stockholders have open short positions. In addition, please confirm that you are aware of Interpretation A.65 of the Division of Corporation Finance's July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

In response to this comment, the Company confirms that it is aware of Interpretation A.65 of the Division of Corporation Finance’s July 1997 Manual of Publicly Available Telephone Interpretations. The Company advises that its securities are not presently quoted on the NASD Over-The-Counter Bulletin Board or any market or exchange. As a result, the Company confirms that none of the selling stockholders have open short positions.

25.
We note the disclosure regarding the use of Rule 144 under the Securities Act. Please describe the requirements of Rule 144 in greater detail. For example, we note that it does not appear that any selling stockholder has held his shares for more than one year.

In response to this comment, the Company added disclosure describing the requirements of Rule 144 in greater detail.

Directors, Executive Officers, Promoters and Control Persons, page 21

26.
Please disclose Mr. Iversen's business and technical experience and training and whether he has any accounting and/or finance background. Please also disclose the approximate percent of time that he worked on the affairs of your company since its inception.

In response to this comment, the Company disclosed in Mr. Iversen’s biographical description that he has performed general accounting and finance work in during his prior business experiences, but has not received any formal accounting or finance training. The Company also disclosed that Mr. Iversen has worked approximately 5 to 10 hours per week on the Company’s affairs since its incorporation.

27.	Please disclose that Mr. Iversen is a promoter of your company. Please also disclose whether there are any other promoters of your company.

In response to this comment, the Company disclosed that there are no other promoters of the Company other than Mr. Iversen.

Significant Employees, page 21

28.
We note the verbal agreements referenced in this section. Please file a written description that discusses the material terms of each agreement as an exhibit to your registration statement. Refer to Interpretation I.85 of the Division of Corporation Finance's July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

In response to this comment, the Company filed as exhibit 99.1 in the Amended SB-2 a written description of the material terms of each verbal agreement.

29.	Please disclose the relationship of your company and Mr. Iversen to Evanston Management Corp.

In response to this comment, the Company disclosed that there is no relationship between Mr. Iversen and Evanston Management Corp.

Description of Securities, page 25

30.	Please disclose the information required by Item 202(a)(4) of Regulation S-B.

In response to this comment, the Company disclosed the information required by Item 202(a)(4) of Regulation S-B under the subheading, “Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control.”

Disclosure of Commission Position of Indemnification Under the Securities Act, page 26

31.	Please clarify whether you indemnify against liabilities under the Securities Act. See Item 510 of Regulation S-B.

In response to this comment, the Company clarified that it will indemnify against liabilities under the Securities Act.

32.	Please revise the second, third and fourth sentences of this section to provide the undertaking in the exact form provided in Item 512(e) of Regulation S-B.

In response to this comment, the Company revised the second, third, and fourth sentences of this section to provide the undertakings in the exact provide provided in Item 512(e) of Regulation S-B.

Organization within the Last Five Years, page 26

33.	Please provide the information required by Item 404(d) of Regulation S-B.

In response to this comment, the Company provided the information required by Item 404(d) of Regulation S-B in the second paragraph under the heading, “Organization within the Last Five Years.”

34.
Please discuss any previous experience Mr. Iversen has had with blank check companies, if applicable. This discussion should include, for each blank check company, the aggregate dollar amount raised, the purpose of the offering, any mergers or acquisitions that have occurred, the dates of consideration given and received, and Mr. Iversen's subsequent involvement in the company.

In response to this comment, the Company discloses on a supplemental basis that Mr. Iversen has no prior experience with blank check companies.

Description of Business, page 26

35.	Please disclose the information required by Item 102 of Regulation S-B with respect to your principal business office.

In response to this comment, the Company provided the information required by Item 102 of Regulation S-B with respect to its principal business office in the first paragraph under the subheading “Principal Place of Business.”

In General, page 26

36.	Please provide a clear statement that your property is without known reserves.

In response to this comment, the Company added disclosure that “there are no known mineral reserves on the Johnson mineral claims.”

Exploration History of the Johnson Mineral Claims, page 32

37.	We note the disclosure in the first paragraph. Please explain the meaning of the term "overburden" and why minimal bedrock exposure hinders exploration.

In response to this comment, the Company clarified that “overburden” is the term used in the mining industry to describe material that lies above an area of economic interest.

38.	We note the disclosure in the third paragraph. Please provide to us a copy of the B.C. Department of Mines regional stream survey.

In response to this comment, the Company has requested this information and will provide it to the Commission upon receipt.

Weather and Vegetation, page 36

39.	Please reconcile the disclosure in this section with the disclosure in risk factor seven on page 9.

In response to this comment, the Company revised its disclosure to make the discussion under the subheading “Weather and Vegetation” consistent with the disclosure in the risk factor referenced in the comment set forth above.

Competition, page 37

40.	Please disclose the principal methods of competition in your industry. See Item 101(a)(4) of Regulation S-B.

In response to this comment, the Company added disclosure regarding the principal methods of competition in the industry provided that a commercial viable deposit is found to exist.

Plan of Operations, page 40

41.
Throughout your prospectus you discuss the various fees and costs that you will incur through 2009 in order to implement the exploration of your mineral claim. See, for example and without limitation, pages 28, 31, 37 and 38. Please revise this section to include a table or other disclosure that clearly shows all of these fees and costs so that an investor can understand your finding needs.

In response to this comment, the Company added a table summarizing the various costs and fees it anticipates incurring through 2009 to complete the exploration of the Johnson mineral claims

Market for Common Equity and Related Stockholder Matters, page 43

42.
We note your disclosure here and elsewhere in your document you intend to apply to have your shares traded on the OTC Bulletin Board. We understand that the OTC Bulletin Board is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTC Bulletin Board. Please revise to state, if true, that you intend to contact an authorized OTC Bulletin Board market maker for sponsorship of your securities on the OTC Bulletin Board.

In response to this comment, the Company revised the disclosure throughout the registration statement to reflect that it intends to contact an authorized OTC Bulletin Board market-maker for sponsorship of its securities on the OTC Bulletin Board.

Plan of Operations Liquidity and Capital Resources, page 43

43.
You state that, "...our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern." However, the report of your independent registered public accounting firm does not include a going concern paragraph. Please revise this inconsistency as appropriate.

In response to this comment, the Company deleted this disclosure because the auditors did not issue a going concern opinion.

Rule 144 Shares, page 44

44.
We note the disclosure in this section regarding the availability of Rule 144 under the Securities Act. We direct your attention to a No-Action Letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. That letter illustrates our position that shares in a blank check company held by promoters or affiliates, as well as their transferees, may not be resold pursuant to Rule 144. Please confirm your awareness of this position and provide adequate disclosure setting forth this position and how it applies to the shares of your common stock held by Mr. Iversen if applicable.

In response to this comment, the Company confirms that it is aware of the Commission’s position as set forth in a No-Action Letter dated January 21, 2000 to Ken Worn, Assistant Director, OCT Compliance Unit, NASD Regulation, Inc. The Company’s position is that this No-Action Letter is not applicable to the Company because it is not a blank check company as set forth in the response to the first comment set forth above. In addition, the Company discloses that no holders of the Company’s securities have gifted any portion of their shares to others and the Company is not a reporting shell company seeking a merger.

Report of Independent Registered Public Accounting Firm, page F-1

45.
We note your audit report was signed by, Morgan & Company, an audit firm registered with the PCAOB and based in Vancouver, Canada. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor that is licensed in the United States. Further guidance may be found on our website in Section V.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance". Based on your current facts and circumstances, we will not object to your use of a Canadian audit firm at this time. However, please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. In this regard, please tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors.

In response to this comment, the Company acknowledges its responsibility to provide financial statements audited by an auditor that meets the requirements on Rule 2-01(a) of Regulation S-X. The Company discloses on a supplemental basis that it considered the following factors relevant in concluding that it was appropriate to have any audit report issued by an auditor licensed outside of the United States: (1) the Johnson mineral claims are located in Province of British Columbia, (2) it maintains office space in Vancouver, British Columbia, and (3) management and its accounting records are located in Canada. The Nevada Revised Statutes do not contain any provisions that govern the audits of Nevada companies performed by foreign auditors.

Financial Statements - Statement of Cash Flows, page F-4

46.
In light of the fact that you have not generated any revenue, it is not clear to us how it is possible to have cash flows provided by operating activities. Please revise your statement of cash flows to fully comply with SAFS 95. To the extent that a portion of the cash flows relate to the foreign exchange gain, please comply with paragraph 25 of SFAS 95.

In response to this comment, the Company revised the statement of cash flows to comply with paragraph 25 of SAFS 95.

Available Information, page 48

47.	Please delete the second clause of the fourth sentence of the first paragraph that the statements you have made in your prospectus are qualified in their entirety by reference to additional materials.

In response to this comment, the Company deleted the language referenced in the comment set forth above.

48.	We note the disclosure in the last paragraph of this section. The disclosure required by Item 502(b) of Regulation S-B must appear on the back cover page of your prospectus. Please revise accordingly.

In response to this comment, the Company moved the disclosure referenced in the comment above to a separate page and confirm that this disclosure will appear on the back cover page of the prospectus.

Item 25. Other Expenses of Issuance and Distribution, page 50

49.	Please disclose the amount of printing fees and the amount of fees required to have your securities quoted on the OTC Bulletin Board.

In response to this comment, the Company disclosed the estimated printing and engraving costs and also disclosed that there are no fees required to have its securities quoted on the OTC Bulletin Board.

Item 26. Recent Sales of Unregistered Securities, page 50

50.	It does not appear that you used an underwriter or other third party finder with respect to your Regulation S offerings. Please advise us as to the following:

•	how you located the purchasers;

•	who identified the purchasers;

•	how were the purchasers contacted;

•	who contacted the purchasers; and

•	what information the purchasers received.

In response to this comment, the Company provided the information requested in the comment set forth above in the attached supplemental disclosure.

51.
Please explain how the purchase price of your common stock in the Regulation S offerings could rise from $0.01 to $0.25 between April 2005 and October 2005 when the business of your company does not appear to have materially changed.

In response to this comment, the Company discloses on a supplemental basis that following its offering on August 31, 2005 at the price of $0.025 per share, the proceeds raised in this offering place the Company in a better position to acquire an interest in a property. By mid-September, the Company had much stronger leads for the acquisition of an interest in a mineral claim. At this time, the Company was also more capable of making a presentation to acquire an interest in a mineral claim. In addition, third parties viewed the Company as a more viable entity that would be suitable to make an acquisition. As a result and based upon this positive momentum, the Company’s management priced the offerings in October at the higher price of $0.25 per share.

Item 27. Exhibits, page 53

52.	The consent of your legal counsel should be listed as a separate exhibit in your exhibit index but may be cross-referenced. See Items 601(b)(23) and 601(b)(5) of Regulation S-B.

In response to this comment, the Company listed the consent of legal counsel in the exhibit table as exhibit 23.3 and cross-referenced this exhibit.

Item 28. Undertakings, page 54

53.	Please revise paragraph 1(b) to provide the full undertaking required by Item 512(a)(1)(ii) of Regulation S-B.

In response to this comment, the Company revised paragraph 1(b) to provide the full undertaking required by Item 512(a)(1)(ii) of Regulation S-B.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane, Esq.
CANE CLARK LLP